PRESS RELEASE

Board of Directors' Meeting of 28 June 2007

APPROVAL FOR 2007 STOCK OPTION PLAN

The board of directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the company's Stock Option Plan for 2007 and defined the regulations that will govern its implementation.

The Stock Option Plan 2006/2008, as established by the AGM of 20 April 2006 for company shares, is aimed at employees of the company and its subsidiaries with roles that are critical in the attainment of the Group's strategic results.

The above mentioned AGM also authorised the board of directors to manage the Stock Option Plan 2006/2008 with broad-ranging powers to identify the participants and fix performance targets for the allocation of option rights and for the implementation of the plan in all its aspects.

Consequently, the board of directors, for the financial year 2007 has:

- identified the participants of the plan for 2007, a total of 43 people;
- today allocated a total number of 3,130,000 option rights, personal and non-transferable, corresponding to 0.26% of the company's share capital;
- defined the criteria for the pricing for the exercise of options based on the normal price of Mediaset ordinary shares, i.e. the mathematical average of the reference price on the Borsa Italiana S.p.A. during the period from the date of allocation to the same date of the previous month, in line with current legislation; the exercise price per option is consequently €7.87;
- established as the condition for the exercise of such option, the attainment of annual company economic/financial performance targets, such as "ROE" and "Free- cash flow". The board retains the right to determine the effective attainment of such targets prior to exercise, for each year of the plan's duration, before the end of the first half of the subsequent year to that to which the allocation pertains;
- established that options allocated for 2007 will be exclusively exercisable after a period of 36 months from the date of allocation, subordinate to the exercise conditions outlined above.

dlw 7/10

GRUPPO MEDIASET

STATUTORY MODIFICATIONS

The board of directors resolved to modify the company statutes in line with the terms of the *Testo Unico della Finanza* (TUF) of the Savings Bill (L. 262/2005) and the relative coordinating legislative decree (D. Lgs. 303/2006) and the regulatory norms issued by CONSOB (the Italian stock exchange commission) in May.

Such modifications concern the rules governing the nomination of the board of directors and the board of statutory auditors, including that relative to the minimum stake required for the presentation of voting lists and the professional qualifications of the executive appointed to oversee the preparation of the company's accounts, as per Art. 154 *bis* of the TUF.
Broadly speaking, on the basis of the current stock market capitalisation of Mediaset shares, the minimum necessary stake for the presentation of voting list for the board of directors and the board of statutory auditors is 1%.

STATUTORY AUDITORS

Finally, the board of directors, recorded the appointment of Francesco Vittadini, previously substitute statutory auditor, as acting statutory auditor, following the resignation, for personal reasons of the chairman of the board of statutory auditors Achille Frattini. The new chairman of the board of statutory auditors will be Francesco Antonio Giampaolo.

Cologno Monzese, 28 June 2007

Department of Communications and Press Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

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